EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis as at 31 December 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Dec 2023 £m

Equity
Ordinary shareholders’ equity	40,224
Other equity instruments	6,940
Non-controlling interests	201
Total equity	47,365

Indebtedness
Subordinated liabilities	10,253
Debt securities
Debt securities in issue	75,592
Liabilities designated at fair value through profit or loss	5,265
Total debt securities	80,857
Total indebtedness	91,110

Total capitalisation and indebtedness	138,475
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2023, all indebtedness was unsecured except for £18.5 billion of securitisation notes and covered bonds and £1.1 billion of debt securities issued by the Group’s asset-backed conduits.
On 5 January 2024 the Company issued a £430 million Euro Tier 2 bond. Other than this, there have been no issuances or redemptions of subordinated liabilities since 31 December 2023.
There has been no material change in the information set forth in the table above since 31 December 2023.